EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

May 12, 2015	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

Avino Reports Q1 2015 Financial Results: Earnings of $376,287 ($0.01 Per Share)
and Cash Flow from Operations of $1.1 million ($0.03 Per Share)

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to report its financial results for the first quarter ended March 31, 2015. All financial information, other than non-IFRS measures, is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's condensed consolidated interim financial statements for the three months ended March 31, 2015, and associated management’s discussion and analysis (“MD&A”) which are available on the Company's website at www.avino.com and under the Company's profile on SEDAR at www.sedar.com.

“We are pleased to report the first quarter of 2015 operational and financial results. Although average realized metal prices were lower than those of the same quarter last year we reported solid operating income from mining operations due to the hard work of our team to maintain a low production cost structure. With the expansion of our mine behind us, we can now focus on advancing the Avino Mine to further increase and improve our mining operation,” stated Malcolm Davidson, CFO.

Highlights of the Three Months Ended March 31, 2015 (Compared to 2014)

Operational

•	Silver equivalent production for the first quarter of 2015 increased 102% to 652,620 oz* compared to 323,200 oz in the first quarter of 2014;
•	Silver production for the first quarter of 2015 increased 56% to 363,210 oz compared to the first quarter of 2014;
•	Gold production for the first quarter of 2015 increased by 37% to 1,750 oz compared to 1,273 the first quarter of 2014;
•	Copper production continued from startup phase in late 2014, and 872,884 lbs were recovered during the first quarter.

Financial

•	Consolidated all-in sustaining cash cost per AgEq ounce[1] was $12.36 in the first quarter of 2015 compared to $12.85 in the first quarter of 2014;
•	Revenues reported for the quarter were $4,285,541 compared to $5,774,127 in the comparable quarter of 2014, a decrease of 26%;
•	Income from mine operations was $2,087,856 in the first quarter of 2015, a decrease of $752,146 from the first quarter of 2014;

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1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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•	General and administrative expenses were $960,727 in the first quarter of 2015 compared to $1,317,524 in the first quarter of 2014;
•	Earnings before income taxes were $1,163,094 in the first quarter of 2015 compared to $2,236,701 in the first quarter of 2014;
•	Earnings for the first quarter of 2015 were $376,287, a decrease of $968,029 from the first quarter of 2014;
•	Earnings per share, basic and diluted, was $0.01 in the first quarter of 2015 compared to $0.05 (basic) and $0.04 (diluted) in the first quarter of 2014;
•	Average realized prices per ounce of silver and gold were US$16.22 and US$1,188.47 respectively for the first quarter 2015, and US$20.15 and US$1,299 respectively for the first quarter of 2014;
•	Cash flows from operations before movements in working capital were $1.1 million for the first three months of 2015, compared to $1.6 million for the corresponding period of the previous year;
•	Cash flow per share[1], basic and diluted, was $0.03 per share for the first three months of 2015, compared to $0.05 per share for the corresponding period of the previous year.

Operational Review

•

Total silver equivalent production in the first quarter of 2015 increased to 652,620 silver equivalent ounces*, an increase of 102% compared to the corresponding period in 2014. The production growth was due to the completed refurbishment of the 1,000 tonne per day Mill Circuit 3 used to process new underground material from the Avino Mine.

•	Total mill feed processed during the first quarter of 2015 was 114,453 dry tonnes compared to 39,567 dry tonnes during the first quarter of 2014, an increase of 189%.

Financial Review

The Company generated revenues of $4,285,541 during the first quarter of 2015, a 26% decrease compared to the first quarter of 2014. The decrease is primarily due to a decrease in the average realized metal prices for silver and gold.

During the first quarter of 2015, net income decreased by $968,029 to $376,287 or $0.01 per share, compared to net income of $1,344,316 or $0.05 (basic) and $0.04 (diluted) per share during the first quarter of 2014. Mine operating income was $2,087,856, a decrease of $752,146 or 26% from $2,840,002 during the first quarter of 2014.

Cash flow from operations before movements in working capital during the first quarter of 2015 was $1.1 million, a decrease of 31% from the $1.6 million generated during the first quarter of 2014.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during the first quarter of 2015 were $12.36 compared to $12.85 during the corresponding period of 2014, a decrease of 4%.

Capital expenditures during the first quarter 2015 were $750,000 compared to $898,024 for the comparable quarter last year.

Capital expenditures primarily relate to the Avino mine expansion, the process plant expansion for Mill Circuit 3, and equipment to advance operations at the San Gonzalo and Avino mines.

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* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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“We are pleased to report another solid quarter of operations that resulted in positive cash flow despite lower metal prices. Our primary goal for 2015 is optimization and curtailing capital spending with the goal of sustaining positive cash flow. Our quarterly consolidated AISC per Ag Eq ounce of $12.36 improved by $0.49 and remains competitive amongst our peers. We anticipate further cost improvements in the second half of this year as the Avino mine expansion contributes to higher output and economies of scale.”

- David Wolfin, President, CEO & Director

Mine Operations

Avino Mine

On January 1, 2015, Mill Circuit 3 began processing new material taken from underground at the Avino Mine.

Silver equivalent ounces* produced during the first quarter of 2015 totalled 355,924. This represents an increase of 100% compared to the first quarter of 2014 as there was no production from the Avino Mine during the comparable quarter in 2014.

San Gonzalo Mine

Silver equivalent ounces* produced during the first quarter of 2015 totalled 206,956. This represents a decrease of 20% compared to the same period 2014.

All-in sustaining cash costs during the first quarter of 2015 were $12.36 per AgEq ounce1 compared to $13.01 in the first quarter of 2014, a decrease of 5%.

San Gonzalo Stockpile Mill Feed (Circuit 2)

Based on considerations of feed grades, recovery rates, and other factors, for the three months ended March 31, 2015, Mill Circuit 2 was used to process accumulated mill feed sourced from the San Gonzalo Mine stockpile. San Gonzalo Mine stockpiles were depleted during the second quarter of 2015, and the Company will continue to assess the optimal feed material for Circuit 2 based on metals prices, feed grades, recovery rates, concentrate grades and other factors.

Bralorne Mine

Exploration and advancement at Bralorne continued throughout the first quarter, and a comprehensive report on progress and plans will be released in the coming months.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

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* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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Conference Call

Avino will be holding a conference call on Tuesday, May 12, 2015 at 8 am PST (11 am EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations while managing operating costs and improving efficiencies;

2.	Integrate Bralorne Gold Mine’s operations into Avino’s corporate structure;

3.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio; and

4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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